SHIP LOGO  VANGUARD/(R)/
                                                                  P.O. Box 2600
                                                    Valley Forge, PA 19482-2600

April 11, 2006


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                  via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

RE: Vanguard Tax-Managed Funds


Dear Mr. Sandoe,

         The following responds to your comments of April 3, 2006, on Post-Effective Amendment No. 24 to the registration statement on Form N-1A of the above-named registrant ("Post-Effective Amendment"). You commented on the Post-Effective Amendment that was filed with the Commission on February 16, 2006, pursuant to Rule 485(a) under the Securities Act of 1933.

         Set forth below are the staff's comments and the Funds' responses. In this letter, the series of the registrant are referred to collectively as "Funds" and individually as a "Fund."


Comment 1:        Prospectus - Fund Profile - Vanguard Tax-Managed Growth and
                  Income Fund

Comment: The Fund's name includes the term "income." What is the income component of the Fund's investment strategy?

Response:         As stated in its investment objective, the Fund seeks to
                  provide a tax-efficient investment return consisting of a moderate level of current income and long-term capital appreciation. The amount of the Fund's dividend income is disclosed in its shareholder reports. We believe that the current disclosure is appropriate.

Comment 2:        Prospectus - Fund Profile -Vanguard Tax-Managed International
                  Fund

Comment: What is the Fund's investment strategy with respect to investing in a number of different countries throughout the world?

Response:         The prospectus discloses that the Fund tracks the MSCI EAFE
                  Index, and that the MSCI EAFE Index is comprised of the common stocks of companies located in 18 countries in Europe, Australia, Asia, and the Far East. The Fund's most recent annual report, dated December 31, 2005, illustrates that the Fund was invested in each of the 18 countries of the MSCI EAFE
                  Index in the same proportions as in the Index. We believe that the current disclosure is appropriate.

Christian Sandoe, Esquire
April 11, 2006
Page 2

Comment 3:        More on the Funds - Median Market Capitalization table

Comment: Please disclose the range of market capitalization for Vanguard Tax-Managed Small-Cap Fund.

Response:         We will add the following disclosure adjacent to the statement of the Fund's 80% small-capitalization stocks investment policy, in the opening paragraphs of the section "More on the Funds:"

                      The Fund's investment in small-cap stocks generally will be within the capitalization range of the companies included in the S&P SmallCap 600 Index ($100 million to $5 billion as of March 31, 2006). In the future, the Index's market capitalization range may be higher or lower, and the Fund's investment may track another small-cap index. Such changes may occur at any time and without notice to Fund shareholders.

Comment 4:        Prospectus - Frequent Trading or Market-Timing (all Funds)

Comment: Disclose all of a Fund's policies concerning frequent trading and market-timing in only one place in the prospectus.

Response:         We believe that each Fund's policies against frequent trading and market-timing are properly disclosed in the prospectus pursuant to Item 6(e)(4) of Form N-1A. That item does not require that the specific policies applicable to each type of shareholder be disclosed in one place in the prospectus. As such, we believe that it is appropriate to have the general discussion of fund policies against frequent trading and market-timing under the heading "Frequent Trading or Market-Timing" with a reference to the "Investing With
                  Vanguard" section where specific policies applicable to different types of shareholders and transactions are disclosed.

                  We believe that removing the disclosure from the "Investing With Vanguard" section and combining the disclosure into a single "Frequent Trading or Market-Timing" section would make the discussion of transaction policies incomplete in the "Investing with Vanguard" section. Repeating the specific policies in both the "Investing with Vanguard" section and under the "Frequent Trading or Market-Timing" heading would unnecessarily clutter the prospectus with duplicative disclosure.

Comment 5:        Prospectus - Back Cover

Comment: Please add a reference to Vanguard's website on the back cover of the prospectus to direct investors where they may obtain copies of the Funds' annual and semi-annual reports and SAI.

Response:         We have added the disclosure.


Tandy Requirements

Comment: The Commission is now requiring all registrants to provide, at the end of response letters to registration statement comments, the following statements:

                  * Each fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  * Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  * Each fund may not assert staff comments as a defense in
                    any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christian Sandoe, Esquire
April 11, 2006
Page 3

Response:         We will provide the foregoing acknowledgements.

                                         * * *

                  As required by the SEC, the Funds acknowledge that:

                  * Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  * Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  * Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please contact me at (610) 503-5693 with any questions or comments regarding the above responses. Thank you.


Sincerely,



Natalie S. Bej
Associate Counsel
Securities Regulation, Legal Department